Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

		Year ended December 31
	2013	2012	2011	2010	2009
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$1,483	$1,036	$1,177	$1,059	$473
Plus:
Fixed charges exclusive of capitalized interest	284	285	280	263	270
Amortization of capitalized interest	6	6	6	6	6
Adjustments for equity affiliates	9	12	19	6	11
Total	$1,782	$1,339	$1,482	$1,334	$760

Fixed Charges:
Interest expense incl amortization of debt discount/premium and debt expense	$196	$210	$210	$189	$193
Rentals - portion representative of interest	88	75	70	74	77
Fixed charges exclusive of capitalized interest	284	285	280	263	270
Capitalized interest	10	8	9	7	9
Total	$294	$293	$289	$270	$279

Ratio of earnings to fixed charges	6.1	4.6	5.1	4.9	2.7